SiteOne Landscape Supply, Inc.

300 Colonial Center Parkway, Suite 600

Roswell, Georgia 30076

April 21, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Tonya Aldave

Registration Statement on Form S-l

of SiteOne Landscape Supply, Inc.

File No. 333-217327

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, SiteOne Landscape Supply, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EDT) on April 25, 2017, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Peter J. Loughran at (212) 909-6375.

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Very truly yours,

SiteOne Landscape Supply, Inc.

By:	/s/ Briley Brisendine
	Name:	Briley Brisendine
	Title:	Executive Vice President, General
Counsel and Secretary

[Signature Page to Acceleration Request]